February 1, 2010

Mail Stop 3010

Mr. A. Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY  10022

> **Re:    BGC Partners, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-28191**

Dear Mr. Sadler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,


Daniel L. Gordon
Branch Chief